EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM

We consent to the incorporation by reference in this Registration Statement, Amendment No. 1 to Form S-3, of Vitesse Semiconductor Corporation of our report dated October 28, 2004, relating to the consolidated balance sheets of Vitesse Semiconductor Corporation and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended September 30, 2004, and the related schedule, which report appears in the September 30, 2004 Annual Report on Form 10-K of Vitesse Semiconductor Corporation. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ KPMG LLP

Log Angeles, California

March 14, 2005